UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended October 31, 2021

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ________ to ________

COMMISSION FILE NUMBER 1-4121

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEERE & COMPANY
ONE JOHN DEERE PLACE
MOLINE, ILLINOIS 61265

REQUIRED INFORMATION

     1. The Financial Statements and Schedule of the John Deere Tax Deferred Savings Plan for Wage Employees prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23.	Consent of Deloitte & Touche llp, Independent Registered Public Accounting Firm

john deere TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the John Deere Tax Deferred Savings Plan for Wage Employees:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the John Deere Tax Deferred Savings Plan for Wage Employees (the “Plan”) as of October 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended October 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of October 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended October 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of October 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and

Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

March 28, 2022

We have served as the auditor of the Plan since 1987.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR
WAGE EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF OCTOBER 31, 2021 AND 2020 (IN THOUSANDS)

ASSETS:	2021	2020

PARTICIPANT-DIRECTED INVESTMENTS
Investment in John Deere Savings Plans Master Trust	$1,410,503	$1,072,107

RECEIVABLES - Loans to participants	22,128	21,147

NET ASSETS AVAILABLE FOR BENEFITS	$1,432,631	$1,093,254

See notes to financial statements.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR
WAGE EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED OCTOBER 31, 2021 (IN THOUSANDS)

ADDITIONS:

CONTRIBUTIONS:
Participant	$53,578
Company	20,217
Total contributions	73,795

INVESTMENT INCOME - Net participation in activity of John Deere
Savings Plans Master Trust	348,841

Interest on participant loans	1,348

TOTAL ADDITIONS	423,984

DEDUCTIONS:
Benefits paid to participants	83,469
Net transfers to affiliate plan	1,109
Administrative expenses	29
Total deductions	84,607

INCREASE IN NET ASSETS	339,377

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	1,093,254

End of year	$1,432,631

See notes to financial statements.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR
wage EMPLOYEES

NOTES TO FINANCIAL STATEMENTS AS OF OCTOBER 31, 2021 AND 2020

AND FOR THE YEAR ENDED OCTOBER 31, 2021

1.	DESCRIPTION OF PLAN

The following is a general description of the John Deere Tax Deferred Savings Plan for Wage Employees (the “Plan”). This description applies to each of the years for which financial statements are presented and provides only general information. For a more complete description of the Plan’s provisions, participants should refer to the Plan document.

Deere & Company (the “Company”) maintains two defined contribution plans in the U.S. for the benefit of its employees. The investment assets of these plans are commingled and held in the John Deere Savings Plans Master Trust (the “Master Trust”). These plans are the John Deere Savings and Investment Plan and the John Deere Tax Deferred Savings Plan for Wage Employees. Each of the participating plans has an interest in the net assets of the Master Trust and changes therein.

General

The Plan was established September 1, 1987 by the Company for certain eligible employees of the Company and its subsidiaries. The purpose of the Plan is to provide employees with a tax advantaged method of savings and investment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Deere & Company 401(k) Benefits Committee is the administrator of the Plan (“Administrator”). Fidelity Management Trust Company, Boston, Massachusetts, is the Plan trustee (“Trustee”), and Fidelity Investment Institutional Operations Company, Inc., an affiliate of the Trustee, is the recordkeeper (collectively, “Fidelity”).

Eligibility

Employees are eligible to participate in the Plan immediately upon hire if they are hourly employees on the U.S. payroll of the Company or its participating subsidiaries. Certain non-bargained hourly employees on the U.S. payroll are participants in the John Deere Savings and Investment Plan.

Contributions

An eligible employee may elect to become a participant in the Plan by contacting Fidelity to authorize the Company to withhold contributions from his or her compensation during the period of participation. Effective January 1, 2021, the Plan provides for automatic enrollment of all eligible newly-hired John Deere Commercial Products employees at a six percent deferral rate and also added an Annual Increase Program whereby newly hired eligible employees will have their deferral rates automatically increased by one percent every January 1st until changed by the employee. Participant contributions and investment elections are processed through Fidelity using a voice-response system, online through NetBenefits, or through a Fidelity representative. Participant contributions can range from one percent to 75 percent of compensation, as elected by the participant, as limited by the Internal Revenue Code (“IRC”). Participants may amend or revoke their elections as of the next occurring payroll period. The Plan accepts Roth elective contributions, as well as Roth catch-up contributions, made on behalf of eligible participants, which are allocated to a separate account source. Participants can rollover balances from conduit individual retirement accounts and qualified plans of former employers.

The Company provides a matching contribution to employees hired after October 1, 1997 generally equal to 60 percent (50 percent for John Deere Horicon Works employees hired prior to October 1, 1998, 65 percent for John Deere Horicon Works employees hired on or after October 1, 1998, and 80 percent (75 percent prior to January 1, 2021) for John Deere Commercial Products employees) of the employee’s contributions up to six percent of eligible compensation. Contributions are sent to Fidelity as soon as practicable following each payroll period, and are invested by Fidelity in funds as specified by the participants. Monies will be held and invested by Fidelity in a BlackRock Lifepath Index Fund closest to the employee’s 65th birthday (the default investment option) until designated investments have been elected by the participant.

All contributions are considered tax deferred under section 401(a) of the IRC, with the exception of Roth elective deferrals, which are made on an after-tax basis.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, employer matching contributions, Plan earnings/losses (based on each participant’s investment elections), and charged with withdrawals and administrative expenses. Participants are immediately vested in their contributions and allocated earnings or losses. The Company matching contributions and allocated earnings or losses related to matching are vested after a participant has three years of service with the Company. The benefit to which a participant is entitled is one that can be provided from the participant’s vested account balance.

Forfeited Accounts

At October 31, 2021 and 2020, forfeited nonvested accounts totaled $126 thousand and $33 thousand, respectively. These accounts will be used to reduce future Company contributions. During the year ended October 31, 2021, Company contributions were reduced by $105 thousand from forfeited nonvested accounts.

Fund Elections

Participants in the Plan direct the investment of their account balances into one or more investment funds, which include the following as of October 31, 2021:

●	Blended Interest Fund
●	Wells Fargo Core Plus Bond Fund
●	Deere & Company Common Stock Fund*
●	Any of 23 Common Collective Trust Funds

*Participants may not invest more than 20% of their future contributions in the Deere & Company Common Stock Fund or make an exchange into the Deere & Company Stock Fund that would result in the participant’s Deere & Company Stock Fund holdings exceeding 20% after the exchange.

In addition, participants have access to Fidelity BrokerageLink, which is a self-directed brokerage account. Through this account, a participant has access to over 3,000 open-ended mutual funds from a variety of fund families.

The Plan includes an Employee Stock Ownership Plan and dividend payout feature whereby participants may elect to receive dividends on their vested shares of Company common stock in the Deere & Company Common Stock Fund in either cash or as a reinvestment in Company common stock. If no election is made, the default option is reinvestment in Company common stock.

Loans

Employees who participate in the Plan are eligible to borrow against their account balances. Loans must be at least $1,000 and are limited to the lesser of $50,000 (reduced by the participant’s highest outstanding loan balance during the immediately preceding one year period) or 50 percent of their vested account balances on the effective dates of the loans, and the term of a loan may not exceed five years (ten years if the loan proceeds are used to purchase a primary residence). The loans are secured by the balance in the participant’s account and interest is assessed at a rate which is determined based on the published prime interest rate. Repayment for actively employed participants is intended to be made via payroll deductions. A participant with an outstanding loan at the time of unpaid leave of absence, retirement, or separation from service may opt to continue making loan payments through the financial institution of their choice, which sends payments to Fidelity via Automated Clearing House transfers. A minimum of one payment must be made each quarter (equal to all payments due for the quarter) to keep the loan current. The entire loan must be repaid within five years of the effective date of the loan, unless the loan proceeds were used to purchase a primary residence, or the original loan term, whichever is less. Failure by the participant to make a quarterly payment or pay the loan off within five years of inception or the original loan term, whichever is less, will result in the outstanding loan balance becoming a taxable distribution to the participant. The Plan adopted certain provisions of the Coronavirus Aid, Relief, and Economic Security (CARES) Act which allowed payments on loans to be suspended through December 31, 2020 without causing the loan to become delinquent and go into default. If an eligible participant elects to take full distribution of their account balance and a loan balance remains, the entire loan balance remaining will be taxable.

Payment of Benefits

Distributions are not permitted while the participants are employed by the Company unless a distribution is required to meet legal requirements or the participant has reached age 59-1/2. The Plan adopted certain provisions of the CARES Act which allowed, in accordance with section 2202(a) of the CARES Act, participants to take up to a $100,000 distribution from qualified plans between January 1, 2020 and December 31, 2020. Participants have the option to repay the Plan’s distribution over a three-year period. Participants who have terminated employment with the Company or retired may elect an immediate distribution or may defer the start of distributions. Retired and separated participants with vested balances of $1,000 or less are required to take full distribution of their account. The beneficiary of a participant who died may elect a deferred distribution payable no later than five years after the participant’s death. Distributions from the Deere & Company Common Stock Fund may be in cash or whole shares and residual cash. Distributions from all other funds are in cash.

Participants may take a lump-sum distribution or elect one of the following distribution options:

(a)	Level Sum Distribution – A specified dollar amount is distributed monthly.
(b)	Decremental Distribution – A decremental withdrawal is made over a specified period of time.
(c)	Unscheduled, Partial Distribution – Unscheduled amounts are distributed at the discretion of the participant with a minimum distribution of $1,000.
(d)	Life Expectancy Distribution – A variable distribution or fixed percent using Internal Revenue Service (“IRS”) life expectancy tables.

(e)	Mandated Distribution – If no longer employed by the Company, the participant must either take a lump sum distribution or begin systematic, actuarially determined withdrawals by April 1 of the year following the year in which the participant turns 72.

Employees are subject to federal income taxes on the pre-tax distributions from their accounts in the calendar year in which such distributions are received from Fidelity.

Hardship Withdrawals

Participants in the Plan, under IRS guidelines, may request hardship withdrawals for heavy and immediate financial needs which cannot be reasonably met from other resources of the participant. Only one hardship withdrawal is allowed in a 12-month period.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments, including mutual funds, common collective trusts, common stock, fixed income securities, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections. Additionally, the investments within each investment fund option are further diversified into varied financial instruments, with the exception of the Deere & Company Common Stock Fund and a Fidelity Growth Mutual Fund. Participants’ accounts that are invested in the Deere & Company Stock Fund and a Fidelity Growth Mutual Fund are exposed to market risk in the event of a significant decline in the value of the investment’s common stocks. The Deere & Company Common Stock Fund represents 11 percent and 10 percent of the Master Trust total investments at fair value at October 31, 2021 and 2020, respectively. The Fidelity Growth Mutual Fund represents 20 percent and 19 percent of the Master Trust total investments at fair value at October 31, 2021 and 2020, respectively.

Valuation of Investments

Investments are stated at fair value except for the Blended Interest Fund, which is recorded at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Deere & Company Common Stock Fund – Fair value is based on the closing sales price reported on recognized securities exchanges on the last business day of the fiscal year. The Deere & Company

Common Stock Fund is maintained on a unit value basis and includes a money market fund for liquidity purposes. The number of units and related net asset value per unit as of October 31, 2021 and 2020 for the fund are as follows:

	Master Trust	Plan	Net Asset
	Units	Units	Value
	Outstanding	Outstanding	Per Unit

October 31, 2021	2,362,669	498,234	$ 487.36
October 31, 2020	2,604,312	534,536	$ 323.81

Mutual Funds – The mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan on the last business day of the fiscal year.

Blended Interest Fund – The Blended Interest Fund is invested in synthetic guaranteed investment contracts (“GICs”) as described in Note 3 and is measured at contract value. Contract value represents contributions made to the Fund, plus credited earnings, less participant withdrawals.

Wells Fargo Core Plus Bond Fund – The fund is a separately managed fund for the benefit of the Master Trust only and has an underlying portfolio of financial instruments consisting of various fixed income securities and is stated at fair value. The fair values are estimated by using pricing models, where the inputs to those models are based on observable market inputs. The inputs to the valuation techniques vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades, and broker-dealer quotes.

Fidelity BrokerageLink Accounts – The BrokerageLink accounts are valued at the closing net asset values of the mutual funds comprising the account.

Common Collective Trust Funds – These funds are valued at redemption price which is based on the net asset values of units held by the Plan on the last business day of the fiscal year, as determined by the issuers of the funds based on the fair value of the underlying investments.

Purchases and sales of securities are recorded on a trade-date basis.

Income Recognition

Interest on bank and insurance contracts in the Blended Interest Fund and short-term investment funds is accrued daily and credited to the funds at the end of each month. Dividends are accrued in the Deere & Company Common Stock Fund as of the ex-dividend date and are reflected as an increase in the fund’s net asset value on that day. Dividends in other funds are recorded on the ex-dividend date and are allocated to participants’ accounts on that day. Earnings, including unrealized appreciation or depreciation in market value of investments, are allocated daily among participants based on the ratio of their respective account balances as of the close of the preceding day.

Net Appreciation

Includes the Master Trust’s gains and losses on investments bought and sold as well as held during the year.

Interest and Dividends

Interest and dividends investment income in the Master Trust includes dividends on mutual funds, Common Collective Trust Funds, and Deere & Company Common Stock Fund, as well as interest earned from the Blended Interest Fund.

Investment Fees

Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return.

Net Transfers to Affiliate Plan

Net transfers represent assets transferred to and from the Plan to and from the John Deere Savings and Investment Plan during the year ended October 31, 2021. The Plan permits participants’ accounts to transfer as their plan participation and eligibility follows their employment status within the Company.

Payment of Benefits

Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were immaterial at October 31, 2021 and 2020.

Loans to Participants

Loans to participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses

Administrative expenses of $2.00 per participant are deducted from participant accounts each calendar quarter. Participants also pay administrative costs for loans and qualified domestic relation orders. The remaining expense is paid by the Company.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

Subsequent Event

On November 17, 2021, employees represented by the International Union, United Automobile, Aerospace and Agricultural Implement Works of America (UAW) approved a new collective bargaining agreement. The agreement updated Plan provisions primarily related to contributions including automatic enrollment.

3.	MASTER TRUST

The investment in the Master Trust represents the Plan’s proportionate share of the net assets of the Master Trust which have been accumulated through participant and Company contributions and investment activity of the Master Trust less benefit payments and certain administrative expenses. Use of the Master Trust permits the commingling of the Plan’s assets with the assets of the John Deere Savings and Investment Plan for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, Fidelity, as trustee, maintains supporting records for the purpose of allocating the net assets and net gain or loss of the investment accounts to each of the participating plans. The net earnings or loss of the accounts for each day are allocated by Fidelity to each participating plan investment fund based on the relationship of the interest of each plan to the total of the interests of both participating plans.

The Master Trust net assets and the Plan’s interest in the Master Trust net assets at October 31, 2021 and 2020 are summarized as follows (in thousands of dollars):

	2021		2020
	Master Trust	Plan’s Interest in Master Trust	Master Trust	Plan’s Interest in Master Trust

Noninterest-Bearing Cash	$543	$2	$449	$21

Blended Interest Fund at Contract Value	547,674	99,454	568,766	99,847

Deere & Company Common Stock	1,151,479	242,821	843,298	173,087
Common Collective Trust Funds	8,739,145	1,011,300	6,537,800	751,794
Wells Fargo Core Plus Bond Fund	143,174	10,128	124,745	9,725
Mutual Funds	84,210	10,219	104,397	11,078
Fidelity BrokerageLink Accounts	568,881	39,593	431,392	29,284
Total Investments at Fair Value	10,686,889	1,314,061	8,041,632	974,968

Receivables	18,942	3,439	15,057	2,300

Total Assets	11,254,048	1,416,956	8,625,904	1,077,136

Liabilities	49,592	6,453	36,968	5,029

Net Assets	$11,204,456	$1,410,503	$8,588,936	$1,072,107

The net investment income of the Master Trust and the Plan’s interest for the year ended October 31, 2021 consisted of the following (in thousands of dollars):

	Master Trust	Plan’s Interest in Master Trust
Net appreciation	$2,807,153	$342,762
Interest and dividends	47,285	6,079
Net investment income	$2,854,438	$348,841

Blended Interest Fund

The Blended Interest Fund is a stable value investment option available to participants that includes several synthetic GICs which simulate the performance of guaranteed investment contracts through an issuer’s guarantee of a specific interest rate and a portfolio of financial instruments that are owned by the Master Trust. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus credited earnings, less participant withdrawals. The interest rate of the fund is reset quarterly based on market rates of other similar investments, the current yield of the underlying investments, and the spread between the market value and contract value.

The synthetic GICs include underlying assets consisting of various fixed income securities which are held in a trust owned by the Master Trust and utilize benefit-responsive wrapper contracts issued by JP Morgan Chase, Prudential Insurance Company of America, State Street Bank and Trust Company, Transamerica Premier Life, American General Life Company, Nationwide Life Insurance Company, Metropolitan Life Insurance Company, and Pacific Life Insurance Company. The wrapper contracts are designed to allow participants to execute Blended Interest Fund transactions at contract value in extreme circumstances. The Master Trust’s ability to receive amounts due pursuant to the wrapper contracts depends on the issuers’ ability to meet their financial obligations under the wrapper contracts, which may be affected by future economic and regulatory developments. In addition, certain events such as Plan termination or a Plan merger initiated by the Company may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract which may result in transacting at less than contract value. Plan management believes that any events that may limit the ability of the Plan to transact at contract value are not probable.

Fair Value Measurements

The guidance on fair value measurements provides a hierarchy for measuring fair value that prioritizes the inputs to valuation techniques. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described below:

●	Level 1 - Quoted prices in active markets for identical assets or liabilities.
●	Level 2 - Significant other observable inputs such as quoted prices for similar assets or liabilities in active markets; identical assets or liabilities in inactive markets; observable inputs such as interest rates and yield curves; and other market-corroborated inputs.
●	Level 3 - Significant unobservable inputs.

The following tables set forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at October 31, 2021 and 2020.

	Master Trust Investments
	Fair Value Measurements (in thousands of dollars)
	at October 31, 2021, Using

	Level 1	Level 2	Level 3	Total

Deere & Company Common Stock	$1,151,479			$1,151,479

Wells Fargo Core Plus Bond Fund:
Asset-Backed Securities		$16,982		16,982
Commercial Mortgage-Backed Securities		1,931		1,931
Residential Mortgage-Backed Securities - Agency		34,808		34,808
Residential and Commercial Mortgage Obligations		9,557		9,557
Corporate Debt Securities		45,374		45,374
Government and Agency Debt Securities		34,360		34,360
Other		162		162
Total Wells Fargo Core Plus Bond Fund		143,174		143,174
Mutual Funds	84,210			84,210
Fidelity BrokerageLink Accounts	568,881			568,881

Total Investments	$1,804,570	$143,174		$1,947,744

Common Collective Trust Funds Measured at
Net Asset Value				$8,739,145

Total Investments at Fair Value				$10,686,889

	Master Trust Investments
	Fair Value Measurements (in thousands of dollars)
	at October 31, 2020, Using

	Level 1	Level 2	Level 3	Total

Deere & Company Common Stock	$843,298			$843,298

Wells Fargo Core Plus Bond Fund:
Asset-Backed Securities		$12,313		12,313
Commercial Mortgage-Backed Securities		2,142		2,142
Residential Mortgage-Backed Securities - Agency		30,139		30,139
Residential and Commercial Mortgage Obligations		8,237		8,237
Corporate Debt Securities		44,841		44,841
Government and Agency Debt Securities		26,942		26,942
Other		131		131
Total Wells Fargo Core Plus Bond Fund		124,745		124,745
Mutual Funds	104,397			104,397
Fidelity BrokerageLink Accounts	431,392			431,392

Total Investments	$1,379,087	$124,745		$1,503,832

Common Collective Trust Funds Measured at
Net Asset Value				$6,537,800

Total Investments at Fair Value				$8,041,632

The Master Trust holds shares or interests in investments where the fair value is estimated based on the net asset value per share (or its equivalent). At October 31, 2021 and 2020, there were no unfunded commitments or redemption restrictions, and the fair values are summarized as follows (in thousands of dollars):

	2021	2020
	Fair Value	Fair Value

Lifepath Index Funds	$4,038,210	$3,089,840
Stock Index Funds	1,031,195	725,852
Bond Index Funds	188,085	196,261
Real Estate Index Fund	40,030	26,806
Small-Mid Cap Funds	484,178	308,737
Large Cap Funds	2,437,159	1,748,014
Commodity Index Fund	17,507	9,244
Short-Term Investment Funds	185,177	198,875
International Stock Funds	317,604	234,171
	$8,739,145	$6,537,800

4.EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan held 709,360 and 766,178 shares of common stock of Deere & Company, the sponsoring employer, with a cost basis of approximately $53 million and $50 million at October 31, 2021 and 2020, respectively. During the year ended October 31, 2021, the Plan recorded dividend income of approximately $2.4 million from the Company’s common stock.

The Plan also holds investments in mutual funds administered by Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Plan trustee, investment manager, and recordkeeper. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

The Plan issues loans to participants, which are secured by the vested balances in the participants’ accounts.

5.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter dated October 5, 2016, in which the IRS determined that the Plan and related trust were designed in compliance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2018.

6.	VOLUNTARY COMPLIANCE RESOLUTION

The Plan’s recordkeeper filed a group application for a compliance statement from the IRS under the voluntary compliance resolution program related to timing and amounts of required distributions to beneficiaries. The Plan is included in the group application and has received an unsigned compliance statement from the IRS. A signed compliance statement is being sought. The Plan’s management does not believe that this is significant to the Plan.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, account balances would become fully vested and be distributed to participants.

* * * * *

SUPPLEMENTAL SCHEDULE

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR
WAGE EMPLOYEES
EMPLOYER ID NO.: 36-2382580
PLAN NO.: 008

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF OCTOBER 31, 2021

Current
(In thousands of dollars)	Value**

LOANS TO PARTICIPANTS (at interest rates of 5.25% to 7.50%, various
maturity dates through November 2031)*	$22,128

* Represents a party-in-interest to the Plan.
** Cost information is not required for participant-directed investments and not included

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the John Deere Tax Deferred Savings Plan for Wage Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES
(Name of Plan)

Date: March 28, 2022	By:	/s/ Marc A. Howze
Marc A. Howze
Group President, Lifecycle Solutions & Chief Administrative Officer Deere & Company